

Southern Union Company



2008 Outlook
Earnings, EBITDA & Capital Expenditure Guidance

March 6, 2008

www.sug.com



Forward-Looking Statements

Statements contained in this presentation that include company expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. It is important to note that the actual results of company earnings could differ materially from those projected in any forward-looking statements. For additional information refer to Southern Union Company's Securities and Exchange Commission filings.

Southern Union Contact:
Jack Walsh, Vice President - Investor Relations
212-659-3208
jack.walsh@sug.com



Guidance and EBITDA Outlook

- 2008 earnings guidance
  - SUG's earnings guidance range is $1.80 to $1.90 per share
  - Guidance range is driven by:
    - ✓ Timing and amount of capital spending program
    - ✓ Commodity price impact on unhedged gathering & processing volumes and operating efficiency
    - ✓ Operating and maintenance expense containment
- Expect significant EBITDA growth in 2009 from Trunkline IEP ($60MM to $65MM annualized)
- EBITDA adjusted for impact of Trunkline IEP is expected to be $80MM to $125MM or 10% to 15% greater than 2007

Pro forma EBITDA Guidance ($000,000s)



Business Segment	2007 Actual	2008 Estimate	2008 Adjusted[1]
Transportation & Storage	$377	$385 - $395	$445 - $450
Citrus (50% interest)	$195[2]	$185 - $190	$185 - $190
Gathering & Processing	$154[3]	$170 - $185	$170 - $185
Distribution & Other	$104	$110 - $120	$110 - $120
Consolidated	$830	$850 - $890	$910 - $955

Note: Pro forma EBITDA is equal to earnings before interest, taxes, depreciation, amortization and other items as discussed below. Pro forma EBITDA presents Southern Union's 50% interest in Citrus Corp on a proportionate basis. For GAAP purposes, Southern Union's interest in Citrus is reflected in equity earnings from unconsolidated investments.

(1) "2008 Adjusted" reflects 2008 Estimate adjusted for the annualized impact of the Trunkline LNG Infrastructure Enhancement Project (estimated to be $60 to $65 million) expected to be in-service 2Q2009.

(2) Excludes one-time gains primarily related to Citrus litigation settlement and non-cash purchase accounting adjustments.

(3) Includes approximately $30 million of cash received from 2007 put options not included in income.

2008 Capital Expenditure Guidance ($000,000s)



Business Segment	Maintenance	Growth	Total
Transportation & Storage	$140	$255 - $305	$395 - $445
Gathering & Processing	$30	$30 - $35	$60 - $65
Distribution & Other	$35	$20 - $30	$55 - $65
Consolidated	$205	$305 - $370	$510 - $575



Reg. G Reconciliation

Segment ($000)	2007 Actual	2008 Estimate	2008 Adjusted[5]
Transportation & Storage(1):			
Operating Income	$289	$280 - $290	$330 - $345
Depreciation & Amortization	86	105	115
Other Including Other Income	2	-	-
Pro forma EBITDA	377	$385 - $395	$445 - $460
Citrus Corp. (50%):			
Operating Income	142	130 - 135	130 - 135
Depreciation & Amortization	51	53	53
Other Including Other Income [2]	2	2	2
Pro forma EBITDA	195	185 - 190	185 - 190
Gathering & Processing:			
Operating Income	62	110 - 125	110 - 125
Depreciation & Amortization	59	60	60
Other Including Other Income [3]	33	-	-
Pro forma EBITDA	154	170 - 185	170-185
Distribution & Other[4]:			
Operating Income	73	75 - 85	75 - 85
Depreciation & Amortization	33	35	35
Other Including Other Income	-2	-	-
Pro forma EBITDA	104	110 - 120	110 - 120
Total Pro forma EBITDA:	$830	$850 - $890	$910 - $955

(1) Excludes Citrus Corp. which is separately listed for presentation purposes. Southern Union's 50% interest in Citrus Corp. is recorded in equity earnings from unconsolidated investments for GAAP purposes.

(2) Excludes one-time gains related to the Citrus litigation settlement and non-cash purchasing accounting adjustments included in Southern Union's equity earnings from unconsolidated investments for GAAP purposes. Equity earnings were $99 million for 2007.

(3) Other Income includes approximately $30 million of cash received from the 2007 put options not reflected in earnings.

(4) "Other" includes Corporate, the Company's investment in PEI Power Corp. and Fall River Gas Appliance.

(5) 2008 Adjusted guidance is equivalent to 2008 plus the inclusion of the annualized impact of the Trunkline LNG IEP (estimated to be $60 to $65MM of EBITDA).